FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of August, 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Research Update


Acambis enters flu vaccine arena with launch of flu vaccine development programme

New influenza vaccine candidate potentially offers permanent protection by overcoming mutations in influenza strains

Cambridge, UK and Cambridge, Massachusetts - 4 August 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) has commenced development of a potentially breakthrough new influenza vaccine that could offer permanent protection against influenza and may also offer protection against influenza pandemics. Influenza vaccines are currently administered annually.

Acambis has entered into a research collaboration and licensing agreement with the Flanders Interuniversity Institute for Biotechnology ("VIB"), a Belgian research institute.

Acambis and VIB will work together to develop a vaccine against both A and B strains of influenza, using Acambis' influenza A vaccine candidate that it acquired from Apovia earlier in the year and additional technology licensed from VIB. Apovia is a US biotechnology company and started development of the influenza A vaccine candidate in 2000, having originally licensed the technology from VIB. Walter Fiers, emeritus professor of Molecular Biology at the University of Ghent, is an inventor of the patent rights licensed from VIB.

The aim of the research collaboration would be to generate a 'universal' vaccine candidate that would protect against both A and B strains of influenza and, more importantly, would not require annual changes to the formulation. This contrasts with current influenza vaccines that need to be changed, generally each year, to cope with genetic drift, mutations that occur in influenza strains circulating in nature, as well as major genetic shifts that can result in influenza pandemics. The need to change vaccine formulations each year results in delays in initiating vaccine coverage.

A major component of the new candidates will be M2e, the extracellular domain of the ion channel protein M2, which is specific to influenza A. Being highly conserved, M2e is intended to elicit protective immune responses against all strains of influenza A. M2e is incorporated in a unique carrier system that forms highly immunogenic virus-like particles.

The initial vaccine candidate against influenza A is currently in pre-clinical development. It is manufactured using recombinant bacterial fermentation technology, which aims to provide time and cost efficiencies compared with traditional egg-based production methods.

Dr Thomas Monath, Acambis' Chief Scientific Officer, commented:

"The research collaboration with VIB using Acambis' influenza A vaccine candidate will enable Acambis to develop a vaccine that could protect against all influenza strains. By targeting both A and B strains, we aim to avoid the need for annual re-engineering and manufacture of the new product, something that is not yet possible with existing vaccines. The need to develop a new vaccine each time a different influenza strain emerges often results in long delays before a population can be protected. The technology also has special importance as a potential means of protecting human populations against pandemic influenza strains."

Gordon Cameron, Chief Executive Officer, said:

"This programme gives Acambis the opportunity to enter one of the most significant vaccine markets - influenza. The recent influenza vaccine shortages have highlighted the inadequacies of current influenza vaccines and their manufacturing methods. Through our influenza A vaccine candidate, we aim to improve protection against influenza A and to ensure a ready supply of vaccine. The VIB collaboration gives us the opportunity to develop the ultimate influenza vaccine that will protect against all strains of influenza, reduces the need for annual vaccine re-engineering and can be produced using scalable cell culture-based manufacturing methods."

Walter Fiers, Professor emeritus, University of Ghent and VIB, said:

"The research and pre-clinical development carried out so far supports the promising potential of a universal, M2e-based influenza vaccine. In view of the conservation of the M2e structure, vaccination against all human influenza virus strains may become possible, even before new epidemics or pandemics have started to spread. Moreover, the vaccine is a recombinant protein with a defined chemical structure which can be rigorously characterised and produced on a large scale. We are pleased to collaborate with Acambis in the further development of this promising vaccine."

Enquiries:


Acambis plc

Gordon Cameron, Chief Executive Officer:            Tel  +1 (617) 761 4200

David Lawrence, Chief Financial Officer:            Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and
  Investor Relations:                               Tel  +44 (0) 1223 275 300


Financial Dynamics

David Yates/Lucy Briggs:                            Tel  +44 (0) 20 7831 3113

VIB vzw

Karine Clauwaert, Licensing Manager:                Tel  +32 9 2446611
Walter Fiers, Prof. em.:                                 +32 9 331 36 20
Ann Van Gysel, Communications Manager:              Tel: +32 9 244 66 11

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

About VIB

VIB, the Flanders Interuniversity Institute for Biotechnology, is a research institute where 850 scientists conduct gene-technology research in life-science areas such as human health care and plant systems biology. Through a joint venture with four Flemish universities (Ghent University, the Catholic University of Leuven, the University of Antwerp and the Free University of Brussels) and a solid funding program for strategic basic research, VIB unites the forces of nine university science departments in a single institute. Through its technology transfer activities, VIB strives to convert the research results into products for the benefit of consumers and patients. VIB also distributes scientifically-substantiated information about all aspects of the biotechnology to a broad public. More information is available at www.vib.be.

About influenza

Influenza is the most important human respiratory viral disease. Influenza virus typically infects 10-20% of the total worldwide population during seasonal epidemics, resulting in three to five million cases of severe illness and 250,000 to 500,000 deaths per year(1). In the US, influenza kills an average of 36,000(2) people per year, while an average of 114,000 influenza-related hospitalisations result in an estimated annual economic cost of $12 billion(3). Moreover, totally novel influenza strains appear occasionally in the human population, causing pandemics. The death toll of the 1917-1920 Spanish Flu pandemic resulted in over 50 million deaths worldwide(4), and the danger of a new influenza pandemic is always present. The total production of influenza vaccine is about 250,000 doses(5). Nearly all these vaccines are trivalent, protecting against three virus strains predicted as most likely to cause the next epidemic. The selection of these strains is made annually by the World Health Organization.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and 2004 Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.



--------------------------
(1) Anonymous, WHO-CSR, Update 94, July 3 2003 (http://www.who.int/csr/don/ 2003_07_03).

(2) Poland, G.A., Rottinghaus, S.T., Jacobson, R.M., 2001. Influenza vaccines: a review and rationale for use in developed and underdeveloped countries. Vaccine 19, 2216-2220.

(3) http://www.cdc.gov/flu/professionals/diagnosis/

(4) Johnson, N.P., Mueller, J., 2002. Updating the accounts: global mortality of the 1918- 1920 ''Spanish'' influenza pandemic. Bull Hist Med. 6, 105- 115.

(5) Gerdil, C. The annual production cycle for influenza vaccine. Vaccine. 2003 May 1; 21(16):1776-9.


END





                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 4 August, 2005                           ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: Director of Communications